                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES AGREEMENT FOR ADDITIONAL PRIVATE ISSUANCES OF SERIES A AND SERIES B DEBENTURES IN ISRAEL

Tel Aviv, Israel, March 8, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that it had agreed with Israeli investors to issue approximately NIS 102 million aggregate principal amount of unsecured non-convertible Series A Debentures and approximately NIS 2 million aggregate principal amount of unsecured non-convertible Series B Debentures to investors in Israel. Such debentures would be in addition to the NIS 298 million in principal amount of Series A Debentures and NIS 57 million in principal amount of Series B Debentures, which were issued to Israeli investors in Israel on February 23, 2006. It is expected that the issuance of the new debentures will be completed tomorrow, March 9, 2006.

The newly issued debentures of each series and the previously issued debentures of the same series will be considered as one series for all purposes and have the same terms. The principal terms of the Series A and Series B Debentures were announced by EMI on February 21, 2006. As with the existing debentures, the debentures newly issued debentures will be listed for trade on the “Institutional Retzef” which is a trading system for institutional investors in Israel. The debentures from the two series will not initially be registered for trade on the Tel Aviv Stock Exchange or any other exchange, although EMI has undertaken to use its best efforts to register the two series of debentures for trade on the Tel Aviv Stock Exchange no later than August 30, 2006.

The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com